SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Financial Statements
Embratel Participações S.A.

September 30, 2005

With Report of Independent Auditors on Limited
Review of Quarterly Information - ITR

EMBRATEL PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

September 30, 2005

REPORT OF INDEPENDENT AUDITORS ON SPECIAL REVIEW

The Board of Directors and Shareholders
Embratel Participações S.A.

We have performed a special review of the balance sheets of Embratel Participações S.A. and subsidiaries (Company and Consolidated) as of September 30 and June 30, 2005, of the statements of operations (Company and Consolidated) for the nine-month periods ended September 30, 2005 and 2004 and of the performance report, prepared under the responsibility of Management, in accordance with accounting practices adopted in Brazil, and presented as part of the mandatory quarterly information (ITR) to the Brazilian Securities Commission (CVM).

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - IBRACON, and the Federal Accounting Board – CFC for the special review of the quarterly information related to public companies (NPA 06), and consisted mainly of: (a) inquiries of and discussions with officials responsible for the Company’s accounting, financial and operational areas in respect to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events which have, or may have, significant effects on the financial position and operations of the Company. Considering that this special review does not represent an audit in accordance with the Auditing Standards applicable in Brazil, we do not express an opinion on the referred to financial statements.

Based on our special review, we are not aware of any material change that should be made to the Quarterly Report referred to above for it to comply with accounting practices adopted in Brazil, applicable to the preparation of quarterly information, consistently with specific standards established by the Brazilian Securities Commission (CVM).

Rio de Janeiro, October 25, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

João Ricardo Pereira da Costa	Fernando Alberto S. de Magalhães
Accountant CRC-1RJ 066.748/O – 3	Accountant CRC-1SP 133.169/O-0-S - RJ

A free translation from Portuguese into English of Limited Review of Quarterly
Information expressed in Brazilian currency in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
September 30 and June 30, 2005
(In thousands of Brazilian reais)

		Company		Consolidated

		September		September
		30, 2005	June	30, 2005	June
ASSETS	Notes	(unaudited)	30, 2005	(unaudited)	30, 2005

CURRENT		24,913	26,154	2,795,254	2,685,494

Cash and cash equivalents	13	15,860	17,075	605,730	670,609
Trade accounts receivable	14	-	-	1,512,647	1,438,081
Deferred and recoverable taxes	15	9,040	9,050	427,224	345,798
Inventories		-	-	19,388	41,290
Related parties assets	26	-	-	700	1,782
Other current assets		13	29	229,565	187,934

NONCURRENT		12,516	12,516	1,499,941	1,538,756

Deferred and recoverable taxes	15	-	-	1,238,649	1,293,220
Deposits in court		12,516	12,516	216,444	212,332
Other noncurrent assets		-	-	44,848	33,204

PERMANENT		6,693,190	6,624,477	6,803,339	6,729,701

Investments	16	6,693,190	6,624,477	620	661
Property, plant and equipment	17	-	-	6,722,236	6,644,616
Deferred assets	18	-	-	80,483	84,424

TOTAL ASSETS		6,730,619	6,663,147	11,098,534	10,953,951

		Company		Consolidated

		September		September
		30, 2005	June	30, 2005	June
LIABILITIES	Notes	(unaudited)	30, 2005	(unaudited)	30, 2005

CURRENT		176,228	163,178	2,654,212	2,759,272

Accounts payable and accrued expenses	19	42	41	899,210	998,280
Taxes and contributions	20	31	208	493,534	407,380
Loans and financing	21	-	-	311,747	437,478
Dividends		12,286	12,291	12,286	12,291
Personnel, charges and social benefits		-	-	85,934	78,857
Employees’ profit sharing		-	-	16,493	14,947
Provision for contingencies	23	-	-	682,003	666,638
Actuarial liability – Telos	24	-	-	65,061	65,893
Other current liabilities	16	163,869	150,638	87,944	77,508

NONCURRENT		13,431	13,431	1,524,827	1,336,952

Loans and financing	21	-	-	1,035,061	914,812
Actuarial liability – Telos	24	-	-	375,037	372,432
Taxes and contributions	20	12,516	12,516	48,730	48,793
Other liabilities		915	915	65,999	915

DEFERRED INCOME		-	-	142,350	145,257

MINORITY INTERESTS		-	-	236,178	225,925

SHAREHOLDERS' EQUITY AND FUNDS
FOR CAPITAL INCREASE		6,540,960	6,486,538	6,540,967	6,486,545

SHAREHOLDERS' EQUITY	25	6,540,960	6,486,538	6,540,960	6,486,538

Capital stock paid-in		4,096,713	4,096,713	4,096,713	4,096,713
Revenue reserves		2,268,675	2,268,675	2,268,675	2,268,675
Treasury shares		(13,663)	(14,013)	(13,663)	(14,013)
Retained earnings		189,235	135,163	189,235	135,163

Advances for future capital increase (“AFAC”)		-	-	7	7

TOTAL LIABILITIES, SHAREHOLDERS' EQUITY
AND FUNDS FOR CAPITAL INCREASE		6,730,619	6,663,147	11,098,534	10,953,951

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
For the nine-month periods ended September 30, 2005 and 2004
(In thousands of Brazilian reais, except for net income (loss) per thousand outstanding shares)

		Unaudited

		Company		Consolidated

		September 30,

	Notes	2005	2004	2005	2004

GROSS OPERATING REVENUE
Telecommunications services and equipment sales		-	-	7,496,781	7,225,937
Gross revenue deductions		-	-	(1,868,473)	(1,751,545)

Net operating revenue	5	-	-	5,628,308	5,474,392
Cost of services and goods sold	6	-	-	(3,684,121)	(3,772,024)

Gross profit		-	-	1,944,187	1,702,368

OPERATING INCOME (EXPENSE)		182,410	(127,662)	(1,408,775)	(1,532,577)

Selling expenses	7	-	-	(668,650)	(649,972)
General and administrative expenses	8	(3,998)	(4,419)	(717,492)	(881,460)
Other operating income (expense), net	9	10	(579)	(22,633)	(1,145)
Equity pick-up and provision for losses on
subsidiaries’ investments		186,398	(122,664)	-	-

OPERATING INCOME (LOSS) BEFORE
FINANCIAL INCOME (EXPENSE)		182,410	(127,662)	535,412	169,791
Financial income (expense)	10	10,777	914	(137,727)	(325,750)

OPERATING INCOME (LOSS)		193,187	(126,748)	397,685	(155,959)
Extraordinary non-operating income – ILL	11	-	-	-	106,802
Other non-operating income (expense), net		-	-	11,813	(10,085)

INCOME (LOSS) BEFORE TAXES AND
MINORITY INTERESTS		193,187	(126,748)	409,498	(59,242)
Income tax and social contribution	12	(1,894)	2,472	(186,250)	(42,220)
Minority interests		-	-	(32,129)	(24,734)

NET INCOME (LOSS) FOR THE PERIOD		191,293	(124,276)	191,119	(126,196)

QUANTITY OF OUTSTANDING SHARES
(IN THOUSANDS)		757,097,448	332,791,157

NET INCOME (LOSS) PER THOUSAND
OUTSTANDING SHARES IN R$		0,25	(0,37)

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
September 30, 2005
(In thousands of Brazilian reais, unless otherwise indicated)

1. Background and Operations

Embratel Participações S.A. (“Embrapar” or “Company”) was incorporated in accordance with article 189 of Law 9,472/97 – General Telecommunications Law, based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was approved based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in the Company at a public auction at the Rio de Janeiro Stock Exchange on July 29, 1998, to Startel Participações Ltda., a Brazilian subsidiary of WorldCom, Inc. (“MCI”).

On July 23, 2004, the operations subject to the contract executed by MCI and Teléfonos de México, S.A. de C.V. (“Telmex”) were concluded. The latter company was established and exists in accordance with the laws of Mexico. Telmex acquired through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC all of the interest, direct and indirect by MCI of the share capital of Startel Participações Ltda. and New Startel Participações Ltda., parent companies of the Company. The U.S. Bankruptcy Court Judge authorized this operation in the second half of 2004. Approval by Anatel – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of the Company on July 23, 2004.

On December 13, 2004, an auction was held on the São Paulo State Stock Exchange – BOVESPA, for the public offer for the acquisition of shares in the Company to relinquish control (“OPA”), conducted by Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC), which acquired 47,841,438 thousand shares of additional common stock, thereby increasing its stake in the Company to 90.25% of common stock (33.57% of total capital).

On May 3, 2005, the Company concluded the shares offering process, increasing its capital to R$4,096,713, corresponding an emission of 157,658,651 thousand common shares and 266,248,325 thousand preferred shares, increasing the Telmex’s indirect interests on the voting capital of the Company from 90.25% to 95.14% .

The Company holds 98.99% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), which primarily provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concessions authorized by the Federal Government. The assured right of renewing this concessions for an additional 20-year term (since December 31, 2005), at cost to the Company, and subject to Anatel’s regulations, is to meet universal target.

The Company also holds 100.00% of the capital of Vésper Holding S.A. and Vésper Holding São Paulo S.A., as well as the respective subsidiaries (Vésper S.A. and Vésper São Paulo S.A., providers of telecommunication services). Until May 26, 2005, the latter two companies were local competitors in São Paulo (Region III) and the North and Northeast (Region I) regions of Brazil. The local telephone service operations were provided in 17 states and their licenses covered 76% of the Brazilian population. According to Act No. 40,812/2003 of Anatel, it would be necessary to eliminate all overlapping of service areas of types of services derived from the transfer of the Vésper Holding S.A. and Vésper Holding São Paulo S.A. to the Company within 18 months following the publication of this act (November 25, 2003).

For such reason, on May 27, 2005, based on Anatel act n° 51,119/2005, the authorizations to operate switched fixed telephony services held by Vésper S.A. and Vésper São Paulo S.A. were consolidated with the authorizations hold by Embratel for operate the same type of service. As a result to offering a choice of local telecommunications provider to corporate customers, this acquisition served to strengthen and expand Embratel strategy of offering local telephone service and broadband access to small companies and the residential market.

The Company is studying the spin-off of the subsidiary CT Torres Ltda., acquired on March 2, 2004 by Embratel, whose fixed assets comprise 622 communication towers, belonging up to December 2, 2003 to Vésper S.A. and Vésper São Paulo S.A., and an incorporation of the spun off parts into the subsidiaries Vésper S.A. and Vésper São Paulo S.A.

On November 1, 2000, Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communications services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) radio and television broadcasting. On the date of its incorporation, all terms related to the Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for 15 years under onerous title subject to regulation by Anatel.

The operations of the Company and its subsidiaries are regulated by Anatel, the Brazilian telecommunications market regulatory agency, pursuant to Law No. 9,472, of July 16, 1997 and related regulations, decrees, decisions and plans.

On August 5, 2005, the subsidiary Embratel entered a share purchase agreement with Portugal Telecom do Brasil S.A. (“PT Brasil”) by which PT Brasil will transfer to the subsidiary Embratel the total amount of shares representing 100% of the capital of Primesys, and all the rights resulting from and pertaining to those shares, upon receipt by PT Brasil of R$231,250 from the subsidiary Embratel, after the fulfillment of precedent conditions. The amount will be monetarily corrected by the accumulated variation of the average rate of the Interbank Deposits – DI, calculated and disclosed by CETIP – Interbank Rate (CETIP-Taxa DI), as of the transaction closing date, as defined in the share purchase agreement.

On May 23, 2005, the Board of Directors authorized the management to take the necessary measures for developing economic-financial feasibility studies and analysis in order to assess the possibility of the eventual acquisitions by the Company of (i) all of the capital stock of Telmex do Brasil Ltda. (“TDB”), and (ii) an equity stake equivalent to 37.11% of the capital stock of Net Serviços de Comunicação S.A. (“NET”), held by Telmex. On September, 2005, The Company’s management concluded studies and confirmed the viability and the interest of the acquisition of these stakes.

These acquisitions will be implemented through the merger of the companies Atlantis Holdings do Brasil Ltda. (‘Atlantis’), a limited liability company, holder of the total shares representing the capital of TDB and Latam Brasil Participações S.A. (‘Latam Brasil’), a stock corporation, holder of shares representing 37.1% of the capital stock of NET. As approved in an extraordinary general meeting held on October 24, 2005, the Company received, for their respective book values, the total assets, rights and obligations of these Companies, amounting to R$978,227 and in a consequent increase in its capital stock by the same value through the issue of 230,452,649,971 new ordinary shares.

The Company’s capital stock is now divided into 988,758,654,307 registered shares without face value, comprising 512,480,331,944 common shares and 476,278,322,363 preferred shares.

The quota holders of Latam do Brasil and Atlantis received, in exchange 100% of their shares, a total of 186,512,208,083 and 43,940,441,888 common shares issued by the Company, respectively, which will be entitled to the same rights and advantages attributed to the common shares issued by the Company already in circulation and which will share in the net income of the current financial year, proportionally as of their date of issuance, therefore exchanging 219.1087 and 35.1075 common shares issued by the Company, respectively, for each share of the capital stock of these companies, cancelled as a result of the merger.

Anatel, which has been previously consulted, has stated that the terms and conditions for the merger are in accordance with the applicable law, and that all required approvals have been obtained. Therefore, the merger does not depend upon any other governmental approval.

2. Presentation of the Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s Management and were prepared in accordance with the accounting practices adopted in Brazil, which include the accounting practices established by the Brazilian Corporate Law, regulations applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários).

Certain reclassifications were performed in the financial statements for the nine-month period ended September 30, 2004 to make them consistent with the presentation of the current period.

3. Principal Accounting Practices

The financial statements were prepared using accounting practices and principles consistent with those of the financial statements as of December 31, 2004, published on March 28, 2005.

In addition to the accounting practices mentioned above, the Company is quotaholder of an exclusive investment fund, whose portfolio of marketable securities and liabilities have been consolidated as from the second quarter of 2005.

The fund’s marketable securities integral to the portfolio investment funds are acquired to be frequently and actively negotiated, and in compliance with specific rules set forth by the Central Bank of Brazil, are classified as trading securities and carried at market value determined by the administrator, with realized and unrealized gains and losses recorded in the statement of income.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and non-current asset and liabilities balances and the amount of shareholders’ minority interest of has been separated in the results and shareholders’ equity of the subsidiaries.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

%

Empresa Brasileira de Telecomunicações S.A. – Embratel	99.0
Star One S.A.	80.0
BrasilCenter Comunicações Ltda.	100.0
Click 21 Comércio de Publicidade Ltda.	100.0
Vésper Holding S.A.	100.0
Vésper Holding São Paulo S.A.	100.0
CT Torres Ltda.	100.0
Gollum Investments, Inc. (1)	100.0
Embratel Americas, Inc. (1)	100.0
Embratel Chile S.A. (1)	100.0
Embratel Internacional S.A. (1)	100.0
Embratel Uruguay S.A. (1)	100.0
Palau Telecomunicações Ltda. (1)	100.0
Ponape Telecomunicações Ltda. (1)	100.0
Avantis Investments, Inc. (2)	100.0

(1)	The Board of Directors approved the liquidation/dissolution of these Companies, but the dissolution process is still in progress.

(2)	The liquidation/dissolution of this subsidiary will occur on December 29, 2005.

5. Net Operating Revenue

	Consolidated

	September 30,

	2005	2004

Voice
Domestic long distance	3,097,706	3,011,248
International long distance	504,938	566,161

	3,602,644	3,577,409
Data & Internet
Corporate and other	1,171,505	1,163,552
Telecommunications companies	160,450	108,424

	1,331,955	1,271,976
Local services	482,013	454,954
Other services (1)	211,696	170,053

Total	5,628,308	5,474,392

(1)	Refers mainly to revenues from the transmission of television and radio, telex and mobile satellite communication services.

6. Cost of Services and Goods Sold

	Consolidated

	September 30,

	2005	2004

Interconnection/facilities (1)	(2,503,555)	(2,513,167)
Depreciation and amortization	(680,132)	(741,248)
Personnel	(185,713)	(185,757)
Third-party services (2)	(196,918)	(172,240)
Other	(117,803)	(159,612)

Total	(3,684,121)	(3,772,024)

(1)
Interconnection costs represent charges by the local fixed-line telephone companies for the use of private circuit lines and connection costs by the subsidiary Embratel to regional fixed line and mobile telephone companies, according to the interconnection regime under Resolution No. 33 effective since April 1, 1998. During the third quarter of 2005, the Company, based on its legal counsels opinion, decided to revert part of the interconnection provision previously recorded, based on the guidance set forth in the item 4.1.1 of the Anatel Resolution No. 319, which approves the "Norma Critérios de Remuneração pelo Uso de Redes de Prestadoras do Serviço Móvel Pessoal", establishing that network usage remuneration is not due when the call is not susceptible to billing or collection, stated by regulatory disposition. This reversal, amounting to R$71,513 was recorded on June 30, 2005 financial statements. As from this date, the Company decided to do not record such provision on its financial statements.

(2)	Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

7. Selling Expenses

	Consolidated

	September 30,

	2005	2004

Allowance for doubtful accounts	(311,031)	(271,360)
Personnel	(197,748)	(206,139)
Third-party services (1)	(154,193)	(163,939)
Depreciation and amortization	(2,308)	(2,573)
Other	(3,370)	(5,961)

Total	(668,650)	(649,972)

(1)	These mainly refer to marketing and advertising, assistance and consulting services.

8. General and Administrative Expenses

	Company		Consolidated

	September 30,

	2005	2004	2005	2004

Third-party services (1)	(3,268)	(3,561)	(363,919)	(403,109)
Depreciation and amortization	-	-	(122,010)	(122,910)
Personnel (2)	(489)	(271)	(93,994)	(228,330)
Taxes	(238)	(583)	(56,033)	(61,164)
Employees’ profit sharing	-	-	(32,389)	(38,491)
Other	(3)	(4)	(49,147)	(27,456)

Total	(3,998)	(4,419)	(717,492)	(881,460)

(1)	Refer to maintenance, conservation and cleaning expenses as well as those for public utilities and information technology, printing and postage of telephone bills, auditing, assistance and consulting.

(2)
In September, 2004, personnel expenses include approximately R$92,000 paid to executives as indemnity, in accordance with the “Plan for Retention of Executives and Strategic Employees”, held by the subsidiary Embratel since 2000.

9. Other Operating Income (Expense), Net

	Consolidated

	September 30,

	2005	2004

Interconnection cost recovery (1)	-	65,647
FUST recovery (Note 15.b)	-	37,902
ICMS recovery	24,696	14,124
Agreement with operators (Note 28)	59,813	-
Provision for contingencies (Note 23)	(226,688)	(108,936)
Tax credit – PASEP (2)	144,325	-
Others (3)	(24,779)	(9,882)

Total	(22,633)	(1,145)

(1)
In view of the decision by the Special Tribunal of the Higher Court of Justice, issued in a session held on July 1, 2004, which supported the Company’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, the subsidiary Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

(2)
After Decree-Laws No. 2445/88 and 2449/88 were declared unconstitutional by the Federal Supreme Court - STF, which suspended their enforceability in October 1995, the Company filed a Declaratory Action claiming the recognition of its right to offset amounts improperly paid to the Public Service Employee Savings Program – PASEP in the period from January 1989 to August 1995, against amounts due or overdue to the Social Integration Program - PIS, monetarily adjusted, including by indices understated by inflation rates under several economic plans in force from the original date of payments until December 1995. Based on a preliminary court decision dated July 28, 1999, which determined that tax authorities could not officially notify the Company of tax deficiency with regard to the offset of such credits, the amounts paid were recalculated, based on the provisions of Supplementary Law No. 8/70, and offset against PIS payable between July 1999 and November 2000. Corresponding liability was maintained in the financial statements under liabilities and monetarily adjusted until the closing of the case. On August 29, 2005 was certificated that the decision of the Third Panel of the Federal Regional Court of the 2nd Chapter had become final and unappealable, thus recognizing the Company’s right to use said credit amounts. Considering such decision, the Company recognized in June 2005 a tax credit in the amount of R$10,687 (Note 10 and Note 15), which will be offset against payments due of PIS, and also reversed the liability that had been recorded in its financial statements in the amount of R$151,163, which R$6,838 (Note 10) referred to interests that had been recorded as financial income (expense).

(3)
Due to the agreement with operators, during the third quarter of 2005 the Company made an analysis about the risk situations regarding old disputes related to the beginning of the co-billing process, and it was identified and recorded an amount of R$25,168 (net of sales taxes) in the financial statements as of June 30, 2005.

10. Financial Income (Expense)

	Company		Consolidated

	September 30,

	2005	2004	2005	2004

Financial income
Interest on temporary investments	15,534	1,455	188,672	210,623
Monetary variation – credit (1)	-	-	(17,450)	1,155
Exchange variation - assets accounts	4	408	(36,557)	8,926

Subtotal	15,538	1,863	134,665	220,704

Financial expense
Financial charges (1)	(4,761)	(949)	(292,551)	(437,259)
Monetary variations – charge	-	-	(14,312)	(28,092)
Exchange variations – liabilities accounts	-	-	34,471	(81,103)

Subtotal	(4,761)	(949)	(272,392)	(546,454)

Total	10,777	914	(137,727)	(325,750)

(1)	The Company had been recognized a tax credit – PASEP of R$10,687, as well as interest of R$6,838, in the financial statements, as described in Note 9 and Note 15.

In the nine-month period ended 2005, the US dollar devalued by 16.28% (devalued by 1.06% in the same period of 2004) against to the Brazilian real, and thus, the Company recorded an exchange variation income in the period and exchange variation expense in the same period of 2004, net from results on hedge contracts recorded during the period (income of R$249,464 and R$93,298 in 2005 and 2004, respectively).

11. Extraordinary Non-Operating Income - ILL

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL – Imposto sobre o Lucro Líquido) and, during this period, the Company’s subsidiary Embratel regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other taxpayers to go to court. In 1999 the subsidiary Embratel filed a lawsuit and obtained an injunction in order to get a tax credit. This amount was offset against income tax payable of such subsidiary from May 1999 to July 2001.

In 2002, the subsidiary Embratel, based on final decision by the Higher Courts, recognized the revenue corresponding to the principal amount of the aforementioned liability, under the caption “Extraordinary Non-operating Income”. The revenue of R$106,802 corresponding to the purge of inflationary gains was recognized in the second quarter of 2004 under the same caption, after the final decision that was issued by the Higher Court of Justice.

12. Income Tax and Social Contribution on Profits

The Company and its subsidiaries are subject to corporate income tax - IRPJ and social contribution on profits - CSSL based on taxable income and have chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose. The amounts prepaid of IRPJ and CSSL are recorded as Income Tax and Social Contribution and are presented as a deduction from the respective taxes payable in the financial statements (Note 20).

The provision for income tax is calculated based on taxable income at a rate of 15% plus a 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

On September 30, 2005, Embratel had R$1,043,717 of tax losses carryforward (R$1,065,501 on September 30, 2004) and R$923,306 negative basis of social contribution (R$939,637 on September 30, 2004), that will be offset according to Law 8,981, which limited offsetting of accumulated tax losses and negative bases for social contribution to 30% of taxable income generated in each fiscal year.

On September 30, 2005, the subsidiaries Vésper Holding S.A. and Vésper Holding São Paulo S.A. and their subsidiaries had together tax losses carryforward and negative bases of social contribution of R$3,928,039 and R$3,932,797, respectively (R$3,144,988 and R$3,148,306, respectively, on September 30, 2004). Due to the fact that these companies did not present taxable income, as well as due to uncertainties regarding the realization thereof, the respective tax credits have not been recognized.

12.1. Income tax and social contribution income (expenses)

Income tax and social contribution expenses include the current expense, computed in accordance with current tax legislation, and deferred expense calculated on the temporary differences arising or realized in the year, tax losses carryforward and negative bases of social contribution. The consolidated deferred income tax and social contribution expense, recorded for the nine-month period ended 2005, totaled R$105,084 (income of R$22,751 in the same period ended in 2004), resulting from the allowance of doubtful accounts, tax losses carryforward and other temporary non-deductible expenses as well as other temporary non-taxable income (Note 15 and 20).

Breakdown of income tax and social contribution income (expense):

	Company		Consolidated

	September 30,

	2005	2004	2005	2004

Current
Social contribution	(506)	-	(20,964)	(17,120)
Income tax	(1,388)	-	(60,202)	(47,851)

Total current	(1,894)	-	(81,166)	(64,971)

Deferred
Social contribution	-	654	(27,548)	6,743
Income tax	-	1,818	(77,536)	16,008

Total deferred	-	2,472	(105,084)	22,751

Total income (expense)	(1,894)	2,472	(186,250)	(42,220)

The current income tax and social contribution expense reported in the consolidated statements of income for the nine-month period ended September 30, 2005 and 2004 are mainly attributable to Star One subsidiary.

12.2. Reconciliation of tax income (expenses) with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	September 30,

	2005	2004	2005	2004

Income (loss) before taxes and minority interest	193,187	(126,748)	409,498	(59.242)

Tax expense at nominal rate – 25%	(48,297)	31,687	(102,375)	14,810
Adjustments to obtain the effective rate:
IRPJ on amortization of goodwill on merger	-	-	(4,958)	(4,958)
Unrecorded tax credits owed to CVM 371 (1)	-	(869)	(19,320)	(32,224)
Favorable decision on ILL lawsuit	-	-	-	9,757
Equity pickup and provision for losses on subsidiaries’
investments	46,599	(30,666)	-	-
Permanent additions (exclusions) (2)	310	1,666	(11,085)	(19,228)

IRPJ credits (expenses) in the statements of income	(1,388)	1,818	(137,738)	(31,843)

Social contribution expense at nominal rate – 9%	(17,387)	11,407	(36,855)	5,332
Adjustments to obtain the effective rate:
CSSL on amortization of goodwill on merger	-	-	(1,785)	(1,785)
Unrecorded tax credits owed to CVM 371 (1)	-	(367)	(6,955)	(11,604)
Favorable decision on ILL lawsuit	-	-	-	3,513
Equity pickup and provision for losses on subsidiaries’
investments	16,776	(11,040)	-	-
Permanent additions (exclusions) (2)	105	654	(2,917)	(5,833)

CSSL credits (expenses) in the statements of income	(506)	654	(48,512)	(10,377)

Total of income tax and social contribution	(1,894)	2,472	(186,250)	(42,220)

(1)	This basically refers to the losses incurred by the subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A., on which no tax credits were established due to the uncertainties involved in the realization of them.

(2)	Permanent additions (exclusions) at the consolidated statements of 2004, correspond mainly, to the expenses related with the plan for retention of executives (Note 8).

13. Cash and Cash Equivalents

	Company		Consolidated

	September	June	September	June
	30, 2005	30, 2005	30, 2005	30, 2005

Cash and bank deposits	30	40	47,063	123,682
Foreign short-term investments	-	-	30,624	50,757
Financial investment fund
Public securities (LFT and LTN)	16,054	14,943	533,731	434,598
Bank Certificates of Deposit (CDB)	-	2,161	-	62,834

	16,054	17,104	533,731	497,432
Provision for income tax	(224)	(69)	(5,688)	(1,262)

Total	15,860	17,075	605,730	670,609

The Company’s marketable securities are represented primarily by investments in investment funds, in quotes of exclusive investment funds.

This investment fund, composed by private investment funds, it’s destined to the Company and related companies or that have authorization to participate of fund, was constituted by mutual funds with undetermined term. The investments in investment funds have daily liquidity. The portfolio administration of investment is made by external managers who follow the politicians of investments determined by the Company.

The financial assets included in funds portfolio are recorded, conform applicable, at Special System for Settlement and Custody – SELIC, Clearing House for the Custody and Financial Settlement of Securities – CETIP or at Brazilian Mercantile & Futures Exchange – BM&F.

14. Trade Accounts Receivable

	Consolidated

	September	June
	30, 2005	30, 2005

Voice services	2,279,137	2,515,426
Data, telecommunications companies and other services	592,143	598,439
Foreign administrators	201,395	221,526

Subtotal	3,072,675	3,335,391
Allowance for doubtful accounts (1)	(1,560,028)	(1,897,310)

Total	1,512,647	1,438,081

(1) Reduction due to the invoices write-off, after the cease of the billing actions.

The balance of the allowance for doubtful accounts as of September 30, 2005 is mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses.

The Company continues to work intensely in the management of invoicing processes and systems, collection and fraud as well as blocking calls to assure that defaulting or fraudulent customers do not use the network. These systems and processes have enabled greater control of expenses incurred in doubtful receivables by Embratel.

15. Deferred and Recoverable Taxes

	Company		Consolidated

	September	June	September	June
	30, 2005	30, 2005	30, 2005	30, 2005

Deferred income tax and social contribution assets
Provision for write-off of property, plant and
equipment / accelerated depreciation	-	-	30,957	32,117
Tax losses carryforward	-	-	260,929	259,153
Negative basis of social contribution	-	-	83,098	82,349
Allowance for doubtful accounts	-	-	525,175	596,941
Goodwill on the acquisition of investment	-	-	2,248	4,495
COFINS/PIS – temporarily non-deductible	1,872	1,872	2,732	2,731
Provision for contingencies	-	-	214,874	147,963
Other deferred taxes (provisions)	-	-	140,538	128,973

Subtotal	1,872	1,872	1,260,551	1,254,722

Withholding income tax (IRRF)	6,536	6,546	58,206	71,126
Recoverable income tax/social contribution	632	632	8,663	11,718
Value-added goods and services - ICMS	-	-	210,612	183,103
Income tax on net income - ILL	-	-	7,451	7,331
FUST (b)	-	-	70,891	69,010
FUNTTEL	-	-	1,483	1,498
Other (c)	-	-	48,016	40,510

Total	9,040	9,050	1,665,873	1,639,018

Current	9,040	9,050	427,224	345,798

Noncurrent	-	-	1,238,649	1,293,220

a) Deferred income tax and social contribution

Deferred taxes were recorded on the assumption of future realization as follows:

- Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

- Goodwill on investment: realization will occur proportionally to the amortization of the goodwill from Star One, in a 5-year term, ending in 2006.

- Other temporary differences: realization will occur upon payment of the accrued provisions, and the effective write-off of underlying doubtful accounts or any other event which materialize the foreseen accounting loss.

CVM Instruction No. 371 established for cumulative conditions to record and maintain deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution as follows:

  Presentation of a history of profitability on the basis of the generation of taxable income during at least three of the last five years or presentation of basic actions implemented for the future generation of taxable income; and
  Presentation of an expectation to generate future taxable income based on a technical feasibility study, which supports the realization of deferred tax assets within 10 years.

Studies conducted by the Company indicate full recovery of the amounts recognized by the subsidiaries within the period defined by this instruction.

The technical studies, which support the maintenance of the recorded amounts, correspond to Management’s best estimates regarding the Company’s projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, many considering the market in which the Company operates, there may be differences between the actual results and those shown in the financial projections.

The table below shows the schedule for realization of the deferred tax assets recorded by Embratel:

Year/Period

2005	131,266
2006	151,716
2007	161,216
2008	183,087
2009 to 2014	621,250

Total	1,248,535

The Company’s Management is monitoring the evolution of the deferred tax assets. Hence, should future analyses and forecasts indicate that profitability do not reflect the premises of the study, write-offs accounts should be considered. However, some measures have already been or are being taken by the Company’s Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

i) Better management of services to improve the quality of earnings and reduce the costs of default payments (Note 14);
ii) Ongoing efforts to leverage income and reduce operating costs; and
iii) Reduced financial charges through changes in the Company’s debt profile (Note 21).

b) Recovery of FUST contribution

In December 2003, Anatel issued an official letter clarifying that the connection costs are deductible from the contribution calculation base of FUST – Telecommunications Systems Universalization Fund.

In the second quarter of 2004, Embratel, concluded a review of the calculation basis of the referenced contribution tax and recorded a corresponding credit in the amount of R$57,736, which were recorded the main amount of R$37,902 as “Other operating income, net”, and the compensatory interest of R$19,834, was recorded as “Financial income (expense)”. On September 30, 2005, these credits amounted to R$67,828 (R$65,923 on June 30, 2005). Additionally, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. have a total recorded recoverable amount of R$3,063 (R$3,087 on June 30, 2005).

c) Tax credit – PASEP

The Company recorded the tax credit, amounting to R$10,687 (Note 9 and Note 10), on its financial statements.

16. Investments

	Company

	September	June
	30, 2005	30, 2005

Investments - at equity
Embratel	5,266,230	5,197,517
AFAC	1,452,865	1,452,865
Other	10	10

	6,719,105	6,650,392
Negative goodwill on acquisition of investments
Vésper Holding S.A. and Vésper Holding São Paulo S.A. (1)	(18,655)	(18,655)
Embratel (2)	(7,260)	(7,260)

Total	6,693,190	6,624,477

(1)
Since the negative goodwill on the acquisition of Vésper Holding S.A. and Vésper Holding São Paulo S.A. is not economically based, it will be amortized only in case of write-off or sale of the investment.

(2)
During the second quarter of 2005, the Company made a capital increase in the amounts proportionally higher than the minorities, at a price of R$308.18 per thousand share lot, less than a book value on that date, of R$1,291.87. As the negative goodwill is not economically based, it will be amortized only in case of investment write-off or sale.

As of September 30, 2005, were made advances for future capital increase of R$1,452,865 at Embratel. These funds arose from the advance for future capital increase made by the shareholders at the Company, in the same amount. Although the corporate documents for this transaction have not been formalized, this capital contribution was considered in the valuation of the investments.

Pursuant to Article 12 of CVM Instruction No. 247/96, the Company recorded a provision in current liabilities in the heading Other obligation, related to the capital deficiency of its subsidiaries Vésper Holding S.A. and Vésper Holding São Paulo S.A., totaling R$163,869 as of September 30, 2005 (R$150,636 as of June 30, 2005).

17. Property, Plant and Equipment

		Consolidated

		September 30, 2005			June 30, 2005

	Annual
	depreciation/		Accrued
	amortization		depreciation/	Net book	Net book
	(%) rates	Cost	amortization	value	value

Switching equipment	10.00	2,837,323	(1,438,337)	1,398,986	1,431,821
Transmission equipment	5.00 to 20.00	9,351,371	(6,036,756)	3,314,615	3,435,698
Buildings and ducts	4.00	1,395,096	(777,935)	617,161	625,645
Land	-	196,073	-	196,073	196,170
Other assets
Sundry equipments (1)	10.00 and 20.00	798,627	(638,476)	160,151	176,618
Intangibles (2)	4.00 to 20.00	1,426,717	(971,577)	455,140	498,133
Telecommunications infrastructure	4.00, 5.00 and 10.00	789,880	(569,537)	220,343	230,157
Impairment of assets (3)	-	(1,344,132)	479,463	(864,669)	(930,990)
Construction in progress	-	1,224,436	-	1,224,436	981,364

Total		16,675,391	(9,953,155)	6,722,236	6,644,616

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	Software licenses and rights of way.

(3)
On November 30, 2003, the Management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., on the basis of an assessment of the capacity to generate future cash flow, concluded that the values of their permanent assets had not been fully recovered and established a provision for the adjustment of the realization value of their permanent assets (property, plant and equipment, licenses and deferred assets). In December 2004, a new assessment was conducted which resulted in recognition of an additional provision in the amount of R$32,000.

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of September 30, 2005, the Company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$923,102 (R$927,751 on June 30, 2005).

c) Construction of Star One C-1 and Star One C-2 Satellite

In 2001, Star One signed an agreement with Alcatel Alenia Space (“Alcatel”, formerly Alcatel Space Industries). The cost of the referred contract was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Due to modifications to the technical specifications of the satellite, the contract was amended and, in March 2004, the last amendment was signed, changing the total amount to US$212,100 and the new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The agreements began on September 30, 2003 and the term for placement of the satellite into orbit and delivery of the earth control station is 30 months. The launching is scheduled for the second semester of 2006.

The amendment establishes that in case of cancellation of the satellite Star One C-1 construction, Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

The amount related to this contract is recorded as construction in progress as of September 30, 2005 and totals R$452,233 (R$431,030 on June 30, 2005). As described on Note 21.f.1, part of construction is being financed.

In January 2005, Star One signed an agreement with Alcatel on the amount of US$152,200 for the construction and deliver in orbit of the Star One C-2 satellite, as well as the expansion of the earth control station. The total estimated investment amounts to US$195,000, including the launch insurance premium, credit insurance premium, contracted with Coface (“Compagnie Française d’Assurance pour lê Commerce Extérieur”), and others expenses necessary to the satellite’s construction. This satellite will have 44 transponders and will cover South America, Mexico and Florida. The launching is scheduled for the first quarter of 2007.

As described on Note 21.f.2, in June 2005, the subsidiary Star One signed a financing agreement for the construction of this satellite.

The amount related to this contract is recorded as construction in progress as of September 30, 2005 in the amount of R$79,962 (R$64,960 on June 30, 2005).

18. Deferred Assets

	Consolidated

	September	June
	30, 2005	30, 2005

Pre-operating expenses	1,182	1,182
Goodwill (1)	102,426	102,426
Accumulated amortization	(23,125)	(19,184)

Net book value	80,483	84,424

(1)
This item refers to the goodwill paid by the former parent company of CT Torres on its acquisition of this company, which was later capitalized in CT Torres. This goodwill is based on an economic assessment report, and the amortization term for the aforementioned goodwill has been reduced from 10 to 6 years beginning on November 1, 2004.

19. Accounts Payable and Accrued Expenses

	Consolidated

	September	June
	30, 2005	30, 2005

Suppliers	671,309	707,852
Foreign administrators	113,466	144,069
Consignments for third parties	108,344	136,391
Other	6,091	9,968

Total	899,210	998,280

20. Taxes and Contributions

	Company		Consolidated

	September	June	September	June
	30, 2005	30, 2005	30, 2005	30, 2005

Indirect taxes
ICMS (value-added tax)	-	-	313,137	265,543
PIS/COFINS (social/finance contributions)	-	-	33,922	33,935
PIS/COFINS – judicial deposit in court (1)	12,516	12,516	13,443	13,443
ISS (municipal service tax)	-	-	13,279	12,909
Other	31	24	14,998	11,887

Deferred tax liabilities
IRPJ and CSSL Law 8,200/91 – supplementary monetary restatement	-	-	35,569	35,861
IRPJ – revenue of exportation	-	-	86,002	55,521
CSSL – revenue of exportation	-	-	30,961	19,987

Other – income taxes (2)	-	184	953	7,087

Total	12,547	12,724	542,264	456,173

Current	31	208	493,534	407,380

Noncurrent	12,516	12,516	48,730	48,793

(1)
In 1999, Embratel questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite this questioning, Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001. As from May, 2001, and based on case law, the Company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002 Provision Measure (MP) No. 66 was published which permitted the settlement of tax liabilities, which had been under legal dispute without carrying any fines. Embratel then decided based on this MP and on the petition filed in court, to settle the debt by presenting the taxes and contributions provided for in the amount of R$173,122, net from the corresponding court deposits of an equal amount.

(2)	This item mainly refers to the provision for income and social contribution taxes (estimate) and Withholding Income Tax – IRRF.

21. Loans and Financing

	Consolidated

	September 30, 2005			June 30, 2005

	Short-term	Long-term	Total	Short-term	Long-term	Total

Local currency
Finame	7,618	7,827	15,445	7,558	9,628	17,186
ICMS Financing	1,337	30,321	31,658	1,336	30,320	31,656
Leasing	2,001	734	2,735	1,901	1,182	3,083

Total	10,956	38,882	49,838	10,795	41,130	51,925

Foreign currency
Bank loans	227,398	255,969	483,367	338,154	300,122	638,276
Foreign debt securities	14,993	397,218	412,211	2,266	420,134	422,400
C-1 and C-2 Star One satellite
financing	880	307,267	308,147	2,053	148,139	150,192
Suppliers	815	-	815	1,872	-	1,872
Leasing	349	-	349	816	-	816
Exchange “Swap”	56,356	35,725	92,081	81,522	5,287	86,809

Total	300,791	996,179	1,296,970	426,683	873,682	1,300,365

Total of debt	311,747	1,035,061	1,346,808	437,478	914,812	1,352,290

As described in Note 22, the Company entered “swap” agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On September 30, 2005, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged or in local currency (1)	307,926	98.8	88.87% CDI
Unhedged	3,821	1.2	US$ + 6.61%

Short-term	311,747	100.0

Hedged or in local currency	335,565	32.4	78.32% CDI
Unhedged	699,496	67.6	US$ + 8.54%

Long-term	1,035,061	100.0

Hedged or in local currency	643,491	47.8	83.53% CDI
Unhedged	703,317	52.2	US$ + 8.58%

Total debt	1,346,808	100.0

(1)
In addition, the Company has a hedge excess of R$19,693, from a Notes contract, which has the hedge of the future interest flow in the short-term amounting to US$20 million, and account interest in September, 2005 amounting to US$7 million.

a) Repayment schedule

A breakdown of long-term amortization debt as of September 30, 2005 and the corresponding maturity dates are shown below:

Consolidated

2006	43,438
2007	190,636
2008	527,305
2009	79,397
2010 to 2013	194,285

Total	1,035,061

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	September	June
	30, 2005	30, 2005

US dollar	89.4	88.3
Euro	6.9	7.8
TJLP – Long-Term Interest Rate	1.1	1.3
Reais	2.6	2.6

Total	100.0	100.0

c) Prepayment of refinancing

The Company continues with strategy of prepaid its debts, and begun this process in December 2003. In the first quarter of 2005, the Company prepaid R$236,596 (approximately US$87 million), which carried and approximate cost of Libor + 3.2% p.a. and a fixed cost of 9.9% p.a.

In the second quarter of 2005, the Company made a R$645,013 (approximately US$261 million) debt prepayment, as mentioned on topics d) and e) below. Resources arose from the capital increase by parent company and minority stockholders were used for the liquidation of these loans, in the amount of R$1.8 billion.

In the third quarter of 2005, the Company made a R$77,854 (US$35 million) debt prepayment, with cost of Cupom + 1.2% p.a.

d) Foreign currency bank loan

In the fourth quarter of 2004, Embratel secured loans in the amount of US$165 million carrying one year maturities and three month Libor + 1.2% p.a. interest rates.

New loans were obtained in January 2005 by Embratel, in the amount of US$60 million, maturing within one year, of which US$35 million accrues interest at the foreign exchange coupon + 1.2% p.a. and US$25 million at Libor + 1.2% p.a.

In June 2005, the Company has decided prepaid the loans contracted during the four quarter of 2004, in the amount of US$165 million, which maturities would be in November and December of 2005.

In September 2005, the Company prepaid US$35 million obtained in January 2005, which maturities would be in December of 2005.

e) Foreign debt securities

In June 2004, Embratel conducted a “note” exchange offer in the amount of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued prior thereto were private and the new ones are public issues. The new notes carry the same terms as the securities issued previously, and have maturities in 2008 and carry an interest rate of 11% p.a.

In April 2005, the Company has decided prepaid of 35% of the emission value, limited amount of total liquidity as contractually preset. The payment amounted to US$96 million that resulted in the loans’ contracts portfolio in the amount of US$178 million.

f) Star One C-1 and Star One C-2 satellite financing

f.1) Star One C-1 satellite

In August 2003, the subsidiary Star One entered into a new financing contract for the manufacture of the Star One C-1 satellite with BNP Paribas (lead bank) and Sociéte Génerale, replacing the contract entered into in April 2002. The new financing of US$194,172 has a grace period of 38 months, with repayment in 14 semi-annual installments over 10 years. The interest rate during the grace period is Libor + 0.75% p.a. and during the repayment period is fixed at 3.93% p.a.

In June 2004, through a contractual amendment, the amount of the debt was changed to US$185,232, due to the reduction in the project cost and changes in the payment schedule. Through September 30, 2005, the draws totaled US$128,979.

f.2) Star One C-2 satellite

In June 2005, the subsidiary Star One sign a financial agreement with BNP Paribas and Sociéte Génerale to Star One C-2 satellite construction. The total amount was equivalent to US$136,535, in order to finance 85% of construction cost and 100% of the insurance premium agreed with Coface, with 27 months of grace period, 10 equal and consecutive semi-annual installments, resulting in a 7 years and 3 months contract, and the interest rate would be 4.09% p.a.

Until September 30, 2005, the disbursements from the Banks amounted to US$8,890.

f.3) Covenants

The subsidiary Star One shall comply with some financial covenants to the creditors bank institution of the financial Star One C-1 and C-2 satellite such as the ratio of total debt and income before taxes, interest, depreciation and amortization (“EBTIDA”). To date, Star One has complied with all covenants.

g) ICMS Financing

In September 2002, the subsidiary Vésper S.A. began financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during the 60 month period, and there is a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% p.a. and a service fee equal to 1% of the each installment released.

Until September 30, 2005, the subsidiary Vésper S.A. used R$31,429 of the total line of credit.

h) Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially compressed of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

i) Covenants

Embratel is bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of the present date, are in compliance.

22. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet and approximate market values.

a) General comments

Embratel carries out transactions with financial instrument designed to reduce the exposure to risks of fluctuation in currency and interest rates that usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is concluded through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

 In this sense, a system which is applies this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

c) Interest rate and currency swaps

Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreement

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange swap	Sundry	11/23/05 to 12/12/08	142,137	54,640	55,404
Forward	Sundry	11/24/05 to 11/22/07	89,689	37,441	9,166

Embratel performed derivative operations to protect new loans foreseen to occur in the fourth quarter. These operations were made in advance to reflect a market opportunity.

	Agreement

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange swap	Sundry	10/10/05 to 12/12/08	44,529	36,323	36,897
Forward	Sundry	10/02/06 to 11/06/07	144,643	59,493	4,209

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap operations (hedge) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

- Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities, which market values differ from their carrying values are shown below:

Consolidated

	September 30, 2005		June 30, 2005

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	1,346,808	1,171,436	1,352,290	1,216,909

23. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involve issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal counsels opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

In accordance with CVM requirements and IBRACON Statement NPA No. 09, the Company discloses all contingent liabilities when the possibilities of loss are assessed as possible or remote. The Company discloses and records provision for the contingent liabilities evaluated as probable and reasonably estimated.

The table below states the amounts involved:

	Consolidated

	Probable		Possible

	September	June	September	June
Nature	30, 2005	30, 2005	30, 2005	30, 2005

Labor	44,433	48,747	92,768	93,651
Tax	452,305	451,740	1,775,235	1,756,576
Civil	185,265	166,151	190,914	184,092

Total	682,003	666,638	2,058,917	2,034,319

23.1. Labor contingencies

These contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others. Due to the conclusion of some labor contingencies, as well as the revision and the updating of the existing labor contingencies, during the third quarter of 2005, the Company, based on its legal advisor’s assessment, concluded that the provision should be reduced by R$40,053. The effects of this reversal were recorded on the June 30, 2005 financial statements.

23.2. Tax contingencies

	Consolidated

	Probable		Possible

	September	June	September	June
Claims	30, 2005	30, 2005	30, 2005	30, 2005

ICMS (a)	444,965	444,541	962,857	953,352
Income tax on inbound international
income (b)	-	-	351,635	351,635
INSS (Brazilian Social Security
Institute) (c)	141	-	56,154	47,000
PIS (d)	-	-	160,723	160,723
COFINS (e)	-	-	240,915	240,915
Others (f)	7,199	7,199	2,951	2,951

Total	452,305	451,740	1,775,235	1,756,576

a) ICMS

Embratel has tax contingencies due to the non-payment of ICMS on international services, other services considered by Embratel as exempted or nontaxable, as well as the offset of supposedly or non-deductible credits. Part of these contingencies amounting to R$422,797 (R$423,047 on June 30, 2005), have been assessed as probable losses. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$701,295 (R$690,373 on June 30, 2005). During the third quarter of 2005, part of these contingencies already classified as possible, was reclassified to probable, amounting to R$211,902, due to some partially unfavorable decisions, and the reassessment made by the subsidiary Embratel’s legal counsels, which recommended additional provisions of part of those amounts. The effects of this reclassification were recognized on the June 30, 2005 financial statements.

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, the subsidiary Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Convênio 126/98”). The Tax Department appealed to the Secretary of State Taxes, which is still pending judgment. With respect to the assessment related to Internet access, the appeal to the second administrative level of Rio de Janeiro was still not judged.

In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of Star One and their legal counsels have evaluated the chances of loss in the cases as possible.

The subsidiaries Vésper S.A. and Vésper São Paulo S.A. has ICMS related assessments the amount of R$27,924 (R$28,667 on June 30, 2005), of which R$22,168 (R$21,494 on June 30, 2005) has been accrued in the financial statements and R$5,756 (R$7,173 on June 30, 2005) had the chances of loss evaluated as possible.

b) Income tax on inbound international income

Based on its legal counsels, opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Federal Revenue Agency (SRF) assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayer’s Council and the decision is still pending.

In June 1999, Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Embratel’s Management and legal counsels, consider the probability of loss as possible.

c) INSS (Brazilian Social Security Institute)

On September 5, 2001, Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, approximately 60% of the credit were reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s legal counsels, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible.

On July 20, 2005, Embratel received notification from the INSS (National Institute of Social Security) as a result of supposedly underpaid social security contributions related to SAT (Workers’ Compensation Insurance) and to education allowance, in addition to contributions paid to the INSS and directed to third parties (SESI (Industry Social Service), SENAI (National Service for Industrial Training) and SEBRAE (Brazilian Mini and Small Business Support Agency), referring to funds with a compensatory nature and, therefore, subject to the referred to contributions, during the period from October 1999 to December 2004. In the opinion of Embratel management and its legal counsels, the likelihood of an unfavorable outcome is probable, and the amounts total R$141. Other lawsuits with possible unfavorable outcomes amount to R$1,442.

In addition, on July 20, 2005, Embratel received notification due to supposedly underpaid social security levied on payments to self-employed/individual taxpayers (among whom are directors with no employment ties and members of the board of directors) and cooperative members during the period from January 1999 to December 2004. Such notification is based on comparison between the amounts stated in the DIRF (Declaration of Income Tax at Source) and GFIP (FGTS (Labor Charge) Collection and Social Security Information Form) and those in the book records. In case of difference between both amounts, the higher is selected. In the opinion of Embratel management and its legal counsels, the likelihood of an unfavorable outcome, in the amount of R$7,712, is possible.

d) PIS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70. The actual probability of loss in regard to the assessment has been classified as possible by the companies’ legal counsels.

In March 2005, the subsidiary Vésper S.A. received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The Management and its legal counsels assess the chances of an unfavorable outcome in this case as possible.

e) COFINS

In August 2001, Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$342,000, related to the exemption of Cofins on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Embratel appealed to a higher administrative level, which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by the companies’ legal counsels.

In March 2005, the subsidiary Vésper S.A. received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,315. The Management and its legal counsels assess the chances of an unfavorable outcome in this case as possible.

f) Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency (SRF) for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951. The Company’s Management and its legal counsels assess the chances of an unfavorable outcome in this case as possible.

On September 30, and June 30, 2005, the Company had a provision of R$5,541, related primarily to legal proceeding of the subsidiary Vésper S.A. seeking the non-payment of CPMF taxes on the conversion of certain foreign exchange contracts.

Additionally, the subsidiaries Vésper S.A and Vésper São Paulo S.A. filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of these subsidiaries and that of their legal counsels, the chances of loss in these cases have been classified as probable totaling R$1,658.

23.3. Civil contingencies

	Consolidated

	Probable		Possible

	September	June	September	June
Claims	30, 2005	30, 2005	30, 2005	30, 2005

Disputes with local operators (a)	2,687	2,608	43,349	43,349
Anatel and public institutions (b)	28,166	27,702	63,235	63,335
Disputes with third parties (c)	154,412	135,841	84,330	77,408

Total	185,265	166,151	190,914	184,092

a) Disputes with local operators

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal counsels believe that the chances of a partial loss of the amounts in dispute are probable of R$2,687 (R$2,608 on June 30, 2005). In another collection lawsuit in the amount of R$43,349, due to the transaction instrument between Embratel and Telefônica, ending several disputes between the parties, these Companies appeal for the extinction of the referred process.

b) Anatel and public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same facts, Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,637, which are awaiting sentence. In another lawsuit, the state of Rio de Janeiro has filed a tax execution in a historical amount of R$8,500.

Embratel’s Management and its legal counsels assess the chances of loss as possible in the penalty required by Anatel and third parties. In relation to the tax execution from the state of Rio de Janeiro, Embratel and its legal counsels assess the chances of loss as probable. The restated amount totals R$9,424.

b.2) Administrative Suits for Noncompliance with Obligations (PADO's)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed PADO’s against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A.

The Company reports on the quality targets established by the plan through consolidated information provided by the areas responsible for the information being evaluated. When the targets are not attained, penalties are applied on based on initiation, instruction, processing and disclosure of definitive decision from the PADO's.

Despite the fact that the non-accomplishment of a certain goal might be considered a confession of its transgression, the company has been making efforts and carrying on arguments, successfully in some cases, to avoid penalties. Such arguments, which, most of the times, are technical and/or legal, may contribute to a meaningful reduction of the fine initially applied or to the conclusion of the PADO without the application of any penalty.

In spite of this, due to the opinion of these subsidiaries’ Management and respective legal counsels, the chances of loss related to the PADO's of subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A. were classified as probable and therefore provisions have been recorded in the amounts of R$14,040, R$2,487 and R$2,215, on September 30, 2005 (R$14,105, R$1,806 and R$2,367 on June 30, 2005).

In relation to Embratel’s fines of R$10,598 (R$10,698 on June 30, 2005), the chances of loss were classified as possible.

b.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary Vésper S.A., as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim. Due to the understanding of Management of the subsidiary Vésper S.A. and that of its legal counsels, on this matter, the chances of loss in this case are possible.

c) Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting from Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$19,086 (R$20,187 on June 30, 2005).

Similarly, the subsidiary Vésper São Paulo S.A. was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary Vésper São Paulo S.A. recorded a provision for an updated amount of R$4,140 (R$4,332 on June 30, 2005).

The subsidiaries Vésper São Paulo S.A. and Vésper S.A. recorded a provision related to judicial disputes with third parties in the amount of R$3,842 (R$2,869 on June 30, 2005). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal counsels for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. Suits with losses classified as possible, amount to R$8,912 in the subsidiaries Vésper São Paulo S.A., Vésper S.A. and Embratel (R$6,189 on June 30, 2005 in the subsidiaries Vésper São Paulo S.A. and Vésper S.A.).

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In such lawsuits, with one exception, which charges have been suspended, Embratel deposited in court the amounts disputed and other damages awarded. These deposits totaled R$26,365 (R$26,037 on June 30, 2005). In the opinion of the Management of Embratel, the chances of loss are probable in the total amount of R$64,758 (R$62,310 on June 30, 2005).

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passageways for telecommunications equipment, the subsidiaries Embratel and Vésper S.A. filed a lawsuit and an injunction was granted. The subsidiaries Embratel and Vésper S.A. and its legal counsels understand that the chances of loss are remote.

The subsidiary CT Torres Ltda. is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations. In the opinion of the Management of the subsidiary and its legal counsels on this matter, the chances of loss are probable in the total amount of R$375.

The subsidiary CT Torres Ltda. is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management and its legal counsels the chances of loss in these cases are possible.

Due to the unfavorable decisions of agreements reached, and, considering the assessment of its legal counsels, Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$31,389 (R$22,874 on June 30, 2005). The suits in which losses were classified as possible amount to R$50,380 (R$45,671 as of June 30, 2005).

Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by Embratel.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, Embratel’s Management and its legal counsels classified the chances of loss as probable and have thus, in the amount of R$6,621 (R$6,502 on June 30, 2005).

In the other condemnatory lawsuits of several natures, considering the late stage of the referred lawsuits and the opinion of legal advisers, Embratel understands that the probability of an unsuccessful outcome may be considered as probable, and the related up dated amounts total R$16,761 (R$16,392 on June 30, 2005). Other suits, considered as possible losses, total R$20,593 (R$21,103 on June 30, 2005), of which R$10,835 have been deposited in court. In one of the lawsuits filled by third parties, considering the decision against Embratel, the Company and its legal counsels assess the chances of loss as probable, in the amount of R$7,440.

The subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A., and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal counsels, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

24. Actuarial Liability – Telos

Embratel and the subsidiary Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Defined Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retired employees who are participants of the Defined Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued on December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

The sponsor contribution rate referring to the old plan (defined benefit plan) for the period of 2005 and 2004 is 19.8%, of the salary of the participants enrolled in this plan (7 participants on September 30, 2005). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

Statement of changes in actuarial liability:

	Consolidated

	September	June
	30, 2005	30, 2005

Actuarial liabilities in the beginning of the year	438,325	440,476
Charges and interest on actuarial liabilities	(1,096)	948
Actuarial adjustment – CVM Resolution 371	8,858	8,858
Payments made in the period (defined contribution plan)	(5,989)	(11,957)

Total	440,098	438,325

Current	65,061	65,893

Noncurrent liabilities	375,037	372,432

25. Shareholders’ Equity

a) Capital stock paid-in

The Company concluded the capital increase on May 3, 2005, approved by the Board of Directors at the meeting held on February 3, 2005 and ratified on February 23, 2005.

The authorized capital on September 30, and June 30, 2005 corresponds to 1 trillion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the third and the second quarter of 2005 amounts to R$4,096,713, comprised of 758,306,004 thousand shares, without par value and distributed as follows (in thousand share lots): 282,027,682 common shares and 476,278,322 preferred shares. The book value per share of the outstanding shares as of September 30, 2005 (757,097,448 thousand shares) and June 30, 2005 (757,066,547 thousand shares) are R$8.64 and R$8.57, respectively per thousand share lot, expressed in reais.

On October 24, 2005, due to the merger described in Note 1, the Company’s capital stock increased to R$5,074,941, divided into 988,758,654 thousand nominal shares, without par value, comprised of 512,480,332 thousand common shares and 476,278,322 thousand preferred shares.

b) Treasury shares

On September 30, 2005, the Company held 1,208,556 thousand of its own preferred shares in treasury (1,239,457 thousand preferred shares on June 30, 2005). In the nine-month periods end 2005, 30,901 lots of one thousand shares were sold. The balance of treasury shares on September 30, 2005 is R$13,663 (R$14,013 on June 30, 2005).

The market value per thousand shares lot at the end of the nine-month periods of 2005, expressed in reais, was R$5.20.

c) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

In December 2004, the adjusted net result basis for dividends distribution purposes was negative.

On December 31, 2004 Embratel recorded R$57,227 of interest on capital receivable and R$93,024 of dividends receivable, credited by Star One. Therefore, Star One’s retained earnings were fully distributed to its shareholders.

d) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

Number of purchase options of preferred shares (per thousand):

Open options on December 31, 2004	7,168,494

Options cancelled in 2005	(3,606,806)
Options sold in 2005	(226,006)

Open options as of September 30, 2005	3,335,682

Weighted average exercise price of the purchase options on
September 30, 2005 (per thousands of shares, expressed in reais)	6.43

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the period, net for nine-months period ended September 30, 2005 would decrease by R$2,058, totaling R$189,235.

e) Reconciliation of net income of the Company to those of the Consolidated Financial Statements

The difference between net income of the Company and the consolidated results, refers to donations recorded in shareholders’ equity of the subsidiaries, in the amount of R$173 during the nine-months period ended September 30, 2005 (R$1,920 as of September 30, 2004).

26. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Consolidated

	September	June
	30, 2005	30, 2005

ASSETS
Current
Accounts receivable (telephone traffic)
Techtel	6	47
Telmex – Brazil	10,423	860
BSE	2,610	962
ATL	10,955	6,046
Stemar	2,737	2,271
BCP	1,782	926
Tess	4,867	2,034
Telet	15,469	3,449
Albra	532	32
Americel	4,068	1,054

Accounts receivable (call center)
BSE	298	175
ATL	2,073	2,264
BCP	85	282
Tess	100	398
Telet	2,063	1,311
Americel	734	587

Foreign Administrators (telephone traffic)
Telmex – México	2,461	1,961
Telmex – Chile	873	612
Telmex – Argentina	526	802

Related parties
Telmex – USA	-	721
Stemar	700	1,061

	Consolidated

	September	June
	30, 2005	30, 2005

LIABILITIES
Current
Accounts payable (telephone traffic)
Telmex – Brazil	2,962	2,274
Telet	7,457	1,111
Americel	9,424	2,249
Tess	12,277	2,530
Algar	10,376	666
BCP	14,749	2,715
BSE	10,337	475
Stemar	3,048	92
Albra	6,654	499
ATL	241	255
Techtel	22	-

Foreign administrators (telephone traffic)
Telmex México	2,816	2,336
Telmex Chile	720	648
Telmex Argentina	655	558

Other Liabilities
Telmex – USA	72	164

Loans – Inbursa Bank (1)	56,295	59,471

	Consolidated

	September 30,

INCOME	2005	2004

Operating income
Domestic traffic
Telmex – Brazil	38,013	2
BSE	20,702	-
ATL	66,868	-
Stemar	12,149	-
BCP	31,456	-
TESS	34,482	-
Telet	62,869	-
Albra	12,691	-
Americel	46,464	-
International traffic
Telmex – México	2,254	1,406
Telmex – Argentina	1,020	-
Telmex – Chile	870	-
Techtel	23	-
Call Center
BSE	1,878	-
ATL	9,127	-
Stemar	4,669	-
BCP	1,539	-
TESS	1,227	-
Telet	7,650	-
Americel	6,618	-

Cost of services provided
Domestic traffic
Telmex – Brazil	(11,438)	(1,827)
Albra	(17,749)	-
Algar	(43,380)	-
Americel	(31,647)	-
BCP	(66,687)	-
BSE	(41,162)	-
Stemar	(13,544)	-
Telet	(44,749)	-
Tess	(39,189)	-
ATL	(6)	-
International Traffic
Techtel	(75)	-
Telmex – México	(2,393)	(431)
Telmex – Argentina	(1,067)	-
Telmex – Chile	(588)	-

General and administrative
ATL	(123)	-

Other Operating income
Telmex – Brazil	3,145	-

Financial
Interest on borrowings – Inbursa Bank (1)	(17,855)	-
Interest on loan – Telmex – Brazil (2)	25	-

(1) Interest rate: three month Libor + spread of 1.2%
Maturity of principal: November 11, 2005
Guarantee: promissory note

(2) Paid in June 2005.

27. Insurance (not subject to review by the independent auditors)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

28. Agreement with Operators

In June 2005, the subsidiary Embratel formalized an agreement with two mobile companies to settle disputes arising among the parties. As a result, a gain of R$48,730 was recorded in the consolidated statement of income of the period, net of taxes, affecting the following accounts in the financial statements: trade accounts receivable, allowance for doubtful accounts, accounts payable and accrued expenses, other operating income, net, and income tax and social contribution expenses. The subsidiary Embratel’s management believes that this agreement will enable a better operating relationship with the referenced companies and, as it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes, bringing an enhanced ability to assess business among the parties.

In September 2005, the subsidiary Embratel reached an agreement with Telefônica, settling historical pending items between the parties. As a result, some accounts were impacted, but the net impact on this subsidiary’s cash position will be insignificant.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE NINE-MONTH PERIODS ENDED 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Net Revenue

In the third quarter of 2005, total net revenues were R$1,873 million, an increase of 5.5 percent (R$98 million) compared with the third quarter of 2004. Higher revenues resulted from a 5.8 percent (R$65 million) increase in long distance voice revenues, a 5.0 percent (R$21 million) increase in data services revenues and a 15.9 percent (R$10 million) increase in other services revenues. Local revenues increased 0.9 percent in the comparable period.

Compared with the second quarter of 2005, total net revenues rose 0.7 percent. Domestic long distance revenues rose 3.2 percent (R$32 million) and partially offset a 14.4 percent (R$24 million) decline in international long distance revenues. Data communications revenues rose 1.9 percent (R$8 million) while local revenues declined 1.5 percent (R$3 million) in the quarter.

Year-to-date, total net revenues were R$5,628 million, an increase of 2.8 percent (R$154 million) compared with the first nine months of 2004, due to a 4.7 percent (R$60 million) increase in data communications revenues, a 24.5 percent (R$42 million) increase in other services revenues, a 5.9 percent (R$27 million) increase in local services revenues and a 0.7 percent (R$25 million) increase in long distance voice revenues.

Domestic Long Distance

R$ million	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

Domestic long distance revenue (R$ million)	948.8	1,012.5	1,044.9	10.1%	3.2%	3,011.2	3,097.7	2.9%
Domestic long distance traffic (million minutes)	2,959.5	3,094.8	3,142.3	6.2%	1.5%	6,447.9	6,237.1	-3.3%

In the third quarter of 2005, domestic long distance traffic totaled 3,142.3 million minutes, a gain of 6.2 percent compared with the third quarter of 2004. Compared with the second quarter of 2005, domestic long distance traffic increased 1.5 percent.

Domestic long distance revenues were R$1,045 million, a 10.1 percent (R$96 million) increase compared with the third quarter of 2004, benefiting primarily from the growth in SMP, mobile transport and advanced voice traffic. Compared with the second quarter of 2005, domestic long distance revenues rose 3.2 percent (R$32 million) due to the growth in SMP, basic voice and advanced voice traffic.

Year-to-date, domestic long distance revenues were R$3,098 million, increasing 2.9 percent (R$86 million) compared with the prior-year period. Most of this increase results from the growth of cellular transport, SMP and advanced voice revenues, which offset declines in basic voice.

International Long Distance

R$ million	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

International long distance revenue (R$ million)	175.5	168.8	144.6	-17.6%	-14.4%	566.2	504.9	-10.8%
International long distance traffic (million minutes)	422.0	599.9	492.0	16.6%	-18.0%	753.6	1,091.9	44.9%

International long distance traffic totaled 492.0 million minutes, up 16.6 percent compared with the year-ago quarter. Compared with the second quarter of 2005, international long distance traffic declined 18.0 percent because wholesale minute business became unattractive.

Year-over-year, third quarter international long distance revenues fell 17.6 percent (R$31 million) to R$145 million due to the effect of the appreciation of the real versus the US dollar on inbound revenues, lower outbound rates, and declining outbound basic voice traffic which offset increases in SMP; cellular transport and outbound corporate voice, traffic and revenues.

Compared with the second quarter 2005, international long distance revenues decreased 14.4 percent (R$24 million) substantially due to continued effects of the reduction of the wholesale minute business and the impact of the appreciation of the currency. Outbound revenues grew slightly in the quarter.

In the first nine months of 2005, international long distance revenues declined 10.8 percent (R$61 million) to R$505 million reflecting lower outbound tariffs, declining outbound traffic and the effect of the appreciation of the real on inbound revenues.

Data Communications

Thousands	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ

64 Kbits line equivalents	815.4	1,221.2	1,316.4	61.4%	7.8%

In the third quarter of 2005, 95.2 thousand 64 kbits line equivalents were added. At the end of September 2005, Embratel had 1,316.4 thousand 64 kbits line equivalents providing data services to business customers. Year-over-year, 64 kbits line equivalents in service increased 61.4 percent.

R$ million	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

Net data communications	425.0	438.2	446.4	5.0%	1.9%	1,272.0	1,332.0	4.7%

Embratel's third quarter data communications revenues were R$446 million, a year-over-year increase of 5.0 percent (R$21 million). Two thirds of this increase - R$16 million, resulted from the growth in revenues from wholesale services mainly to cellular providers. Compared with the second quarter of 2005, data revenues rose 1.9 percent.

In the first nine months of 2005, data revenues rose 4.7 percent to R$1.332 million. Approximately R$52 million of this growth was due to wholesale data services and the remaining R$8 million due to data and Internet services.

Local Services

R$ million	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

Local services	163.6	167.7	165.1	0.9%	-1.5%	455.0	482.0	5.9%

Revenues from local services rose 0.9 percent to R$165 million compared with last year’s third quarter due to the fact the increase in corporate local business compensated the declines in residential usage. Compared with the second quarter of 2005, local revenues declined 1.5 percent (R$3 million) despite continued strong growth in corporate local service, due to the integration of Vésper’s activity into Embratel which impacted interconnection revenues for the business unit. Growth of the corporate customer base and local traffic also produced a 5.9 percent (R$27 million) increase to R$482 million in the first nine months of 2005.

Operating Income

R$ million	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

Net Revenues	1,774.9	1,859.1	1,872.8	5.5%	0.7%	5,474.4	5,628.3	2.8%

Cost of services	(1,242.2)	(1,231.5)	(1,214.7)	-2.2%	-1.4%	(3,772.0)	(3,684.1)	-2.3%
Operating income (expense)	(576.1)	(490.3)	(453.8)	-21.2%	-7.4%	(1,532.6)	(1,408.8)	-8.1%

Financial Income (Expense) and taxes
(Ebit)	(43.4)	137.3	204.3	nm	48.8%	169.8	535.4	215.3%
Depreciation / Amortization	284.2	267.1	266.5	-6.2%	-0.2%	866.7	804.5	-7.2%

Operating Income before Financial Income
(Expense), Taxes, Depreciation and
Amortization (EBTIDA)	240.8	404.4	470.8	95.5%	16.4%	1,036.5	1,339.9	29.3%

Ebtida margin	13.6%	21.8%	25.1%	11.5	3.3	18.9%	23.8%	4.9

Interconnection

Year-to-date, interconnection costs were R$2,504 million, flat compared with the first nine months of 2004.

Costs of Services (excluding interconnection)

Year-over-year, cost of services (excluding interconnection) declined 1.7 percent (R$3 million) to R$175 million mainly due to reductions in the number of handset sold and other Vésper business unit costs which offset higher costs associated with maintenance contracts and higher energy (third party expenses). Compared with the second quarter of 2005, cost of services (excluding interconnection) declined 4.0 percent due to lower third party and personnel expenses.

Year-to-date, cost of services excluding interconnection were R$500 million declining 3.3 percent (R$17 million) compared with the first nine months of 2004. The decline is mainly explained by lower handset sales and various reclassifications of other expenses associated with Vésper.

Selling Expenses

Selling expenses were R$204 million in the third quarter of 2005, a decline of 5.8 percent (R$13 million) due to R$10 million lower personnel expenses and a R$4 million decline in provision for doubtful accounts compared with the year-ago quarter. Compared with the second quarter of 2005, selling expenses declined 13.7 percent (R$32 million) because of a reduction in allowance for doubtful accounts. Due to Embrapar’s second quarter 2005 financial statements audit (see 2Q05 Audit Statements – Relevant Fact – October 24, 2005 at www.embratel.com.br/ir), allowance for doubtful accounts was adjusted to R$113 million.

In the first nine months of 2005, selling expenses increased 2.9 percent (R$19 million) to R$666 million remaining stable as a percentage of net revenues since declines in personnel and third party expenses offset the increase in allowance for doubtful accounts.

General and Administrative Expenses

General & administrative expenses were R$216 million, increasing 5.2 percent (R$10 million) from the third quarter of 2004. This increase resulted from a R$20 million increase in third party expenses (increased billing, systems outsourcing, maintenance, and commission expenses) and a R$15 million increase in other G&A expenses which were, in part, compensated by some administrative expense declines. Compared with the second quarter of 2005, G&A expenses rose 11.8 percent mainly due to increases in third party services (increased billing, systems outsourcing, maintenance, and commission expenses), and administrative expenses.

For the first nine months of 2005, general and administrative expenses declined 21.5 percent (R$163 million) to R$595 million, reflecting a 3.3 percentage point contribution to EBITDA margin. Excluding R$92 million retention payments made in the second quarter of 2004, general and administrative expenses fell R$71 million largely due to reductions in expenses.

Other Operating Income and Expense, net

Embratel recorded other operating income of R$6 million in the third quarter.

As a result of the audit of the Second Quarter 2005 financial statements (See – Relevant Fact – October 24, 2005 – www.embratel.com.br/ir), other operating income was adjusted to an expense of R$20 million compared to an income of R$32 million previously reported. This adjustment reflects provisions and reversals. Some of the major items provisioned in the second quarter of 2005 were: a R$212 million provision for tax contingencies - ICMS associated with international calls and a R$25 million provision. Some major reversals in the quarter were: a R$43 million reversal of labor contingencies and a R$144 million reversal of a provision for PIS/PASEP taxes.

EBITDA, EBIT and Net Income

Compared with the third quarter of 2004, EBITDA increased 95.5 percent (R$230 million) to R$471 million. The EBITDA margin rose to 25.1 percent from 13.6 percent a year-ago. Compared with the second quarter of 2005, EBITDA rose 3.4 percentage points (R$66 million).

For the first nine months of 2005, EBITDA increased 29.3 percent (R$303 million) to R$1,340 million compared with the year-ago period. The main contributors for the nine months EBITDA growth were: the increases in domestic long distance, data communications, corporate local revenues, and the decreases in expenses.

Operating income (EBIT) was R$204 million in the third quarter, rising R$248 million from the third quarter of 2004 and increasing 48.8 percent (R$66 million) compared with the second quarter of 2005. Year-to-date, operating income was R$535 million, an increase of 215.3 percent (R$366 million) compared with the first nine months of 2004.

“Financial Expense”, including monetary and exchange variation, was R$139 million. Part of this expense is due to the impact that the 5.5 percent appreciation of the Real to the US dollar in the third quarter of 2005 had on forward transactions used by the company for hedging purposes. Year-to-date, the company benefited from the effect of the appreciation of the Real on its foreign currency debt as well as an overall debt reduction.

Net income rose to R$54 million in the third quarter of 2005 compared with a R$67 million loss in the third quarter of 2004 and a profit of R$94 million in the second quarter of 2005. In the first nine months of 2005, net income was R$191 million (loss of R$126 million in the prior-year period).

Financial Position

At September 30, cash position was R$606 million. Embrapar ended the quarter with a total outstanding debt of R$1.3 billion and net debt of R$741 million. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$312 million. Compared with the third quarter of 2004, total outstanding debt decreased 63.0 percent due to debt repayment and prepayment.

Capex

Total capital expenditures in the third quarter of 2005 were R$334 million. The breakdown is as follows: local infrastructure, access and services– 27.4 percent; data and Internet services – 28.2 percent; network infrastructure – 7.7 percent, others – 25.2 percent, and Star One – 11.5 percent. Year-to-date capital expenditures were R$929 million with the following breakdown: local infrastructure, access and services– 25.0 percent; data and Internet services – 22.6 percent; network infrastructure – 4.2 percent, others – 17.8 percent, and Star One – 30.3 percent.

Acquisition of 37.1 percent of NET and Telmex do Brasil

On October 24, 2005, in the General Extraordinary Meeting, Embrapar shareholders approved the acquisition and its terms of the total amount of the capital of Telmex do Brasil Ltda. (TDB) and of a 37.1 percent participation in the capital of NET Serviços de Comunicação S.A. (NET). These acquisitions will be implemented through the merger with Embrapar, of Atlantis Holdings do Brasil Ltda. (Atlantis) and of Latam do Brasil Participações S.A. (Latam), pure holding companies which hold the above mentioned stakes in TDB and NET, respectively, and which will be dissolved as a result of such merger.

The positive aspects Embrapar sees in the participation in NET are:

1) The networks will complement each other,
2) The possibility of accelerating revenue growth by offering voice services to the residential market, and
3) The possibility to introduce convergence services into the residential market.

The points of interest Embrapar sees in TDB are:

1) The complementarity of its metropolitan network,
2) Similar products and services, and
3) Relatively low expansion investments.

For these transactions, Embrapar has been valued at R$4,847 million (approximately R$6.4 per share) while the stake in NET has been valued at R$1,205 million (equivalent of R$0.84 cents per share), and the entire TDB concern has been valued at R$271 million.

Embrapar will issue 186,512,208,082 ordinary shares to merge Latam and acquire its participation in NET and will issue 43,940,441,888 ordinary shares to merge Atlantis and acquire 100 percent of TDB. As a result, Embrapar’s share structure will change to 52 percent ordinary shares and 48 percent preferred. Telmex’ participation in the company’s total capital has increased to 72.3 percent (97.3 percent ordinary and 45.4 preferred).

Embratel Participações SA	Quarter ending		Nine months ending

Consolidated Statement of Cash Flow - Corporate Law	2Q05	3Q05	9M04	9M05
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	93.6	54.3	(126.2)	191.1
Depreciation/amortization	267.1	266.5	866.7	804.4
Exchange and monetary (gains)/gosses	(222.5)	(74.3)	(13.9)	(292.7)
Swap hedge effects	84.8	21.6	91.9	124.9
Minority Interest - cash flow	10.5	10.3	24.7	32.1
Loss/(gain) on permanent asset disposal	6.9	0.0	42.3	7.4
Other operating activities	(6.6)	(6.6)	(21.3)	(19.0)
Changes in current and noncurrent assets and liabilities	86.9	(42.9)	(83.1)	(69.2)
Net cash provided by operating activities	320.7	228.9	781.1	779.1

Cash flow from investing activities
Additions to investments/goodwill	-	-	(0.8)	-
Additions to property, plant and equipment	(378.4)	(333.5)	(444.3)	(929.4)
Deferred fixed assets - cash flow	-	-	(100.4)	-
Net cash used in investing activities	(378.4)	(333.5)	(545.5)	(929.4)

Cash flow from financing activities
Loans obtained and repaid	(1,644.4)	56.0	(968.9)	(1,756.1)
Swap hedge settlement	(62.6)	(16.3)	(69.0)	(119.9)
Dividends paid	(23.3)	(0.0)	(101.9)	(23.3)
Advances for future capital increase	1,527.9	-	-	1,822.8
Other financing activities	0.1	0.1	(11.6)	0.5
Net cash used in financing activities	(202.3)	39.7	(1,151.4)	(76.0)

Increase in cash and cash equivalents	(260.1)	(64.9)	(915.8)	(226.3)
Cash and cash equivalents at beginning of period	930.7	670.6	1,719.5	832.0

Cash and cash equivalents at end of period	670.6	605.7	803.7	605.7

EMBRATEL PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A – EMBRATEL
For the nine-month periods ended September 30, 2005 and 2004
(In thousands of Brazilian reais, except for income per thousand shares)

	Unaudited,

	September 30,

	2005	2004

GROSS OPERATING REVENUE
Telecommunications services	7,366,117	6,896,452
Gross revenue deductions	(1,820,728)	(1,650,924)

Net operating revenue	5,545,389	5,245,528
Cost of services	(3,593,205)	(3,495,125)

Gross profit	1,952,184	1,750,403

OPERATING INCOME (EXPENSE)	(1,335,597)	(1,455,305)

Selling expenses	(647,021)	(630,335)
General and administrative expenses	(678,287)	(882,825)
Other operating income, net	(10,649)	57,855

OPERATING INCOME BEFORE
FINANCIAL EXPENSE, NET	616,277	295,098
Financial expense, net	(146,341)	(320,637)

OPERATING INCOME (EXPENSE)	469,886	(25,539)
Extraordinary non-operating income – ILL	-	106,802
Other non-operating income (expense), net	10,101	(15,335)

INCOME BEFORE TAXES AND MINORITY INTEREST	479,987	65,928
Income tax and social contribution	(184,356)	(44,692)
Minority interest	(29,282)	(24,778)

NET INCOME FOR THE PERIOD	266,349	(3,542)

QUANTITY OF SHARES (IN THOUSANDS)	5,737,806	4,723,844

NET INCOME PER THOUSAND SHARES IN R$	46.42	(0.75)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.